Exhibit 4.12

EXECUTION VERSION

SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, dated as of May 29, 2007 (this “Supplemental Indenture”), to that certain Indenture, dated as of September 22, 2005 (as amended, restated, supplemented or otherwise modified from time to time, the “Indenture”) among InSight Health Services Corp., a Delaware corporation (the “Company”), InSight Health Services Holdings Corp., a Delaware corporation (the “Parent”), the Subsidiary Guarantors (as defined therein) and U.S. Bank National Association, a national banking association, as trustee (in such capacity, the “Trustee”) for the Senior Secured Floating Rate Notes due 2011.

WHEREAS, Section 9.02 of the Indenture provides, among other things, that subject to certain restrictions, the Company, when authorized by a Board Resolution, may amend or supplement the Notes, the Security Documents or the Indenture with the consent (evidenced as provided in Section 13.14 of the Indenture) of the holders of not less than a majority in aggregate principal amount of the Notes at the time outstanding;

WHEREAS, certain holders of not less than a majority in aggregate principal amount of the Notes outstanding as of the date hereof (the “Initial Consenting Holders”) have duly consented to the proposed amendments to the Indenture set forth in this Supplemental Indenture, in accordance with the provisions of Section 9.02 and Section 13.14 of the Indenture;

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture and to make this Supplemental Indenture valid and binding have been complied with or have been done or performed;

NOW, THEREFORE, in consideration of the foregoing, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

CONTEMPORANEOUS WAIVER

The parties hereby acknowledge the execution and delivery, contemporaneously herewith. of that certain Waiver and Agreement No. 1 to the Indenture (the “Waiver”), which Waiver, subject to the terms and conditions set forth therein, waives or otherwise affects the Company’s obligations to comply with certain provisions of the Indenture.

ARTICLE II

AMENDMENTS

Section 2.1.            Amendment to Definition of “Notes”.  The definition of “Notes” is hereby deleted in its entirety and replaced with the following:

“Notes” means the Senior Secured Floating Rate Notes due 2011 of the Company issued on the date hereof and the Exchange Notes.  The Notes and, upon their issuance, the Additional Notes shall be “Notes” and treated as a single class for all purposes under this Indenture.

Section 2.2             Amendment to Definition of “Permitted Investments”.  Clause (i) of the definition of “Permitted Investments” is hereby deleted in its entirety and replaced with the following:

(i)            other Investments (together with Restricted Payments made in reliance on Section 4.07(b)(xi)) that do not exceed $20 million in the aggregate.

Section 2.3             Amendment to Definition of “Permitted Lien”.  Clauses (23) and (24) of the definition of “Permitted Lien” are hereby deleted in their entirety and replaced with the following:

(23)         Liens securing Additional Notes and the related Guarantees incurred pursuant to clauses 4.09(c)(xvi) hereof; and

(24)         Liens not otherwise permitted by this Indenture so long as the aggregate outstanding principal amount of the obligations secured thereby does not exceed $1.5 million at any one time outstanding.

Section 2.4.            Amendment to Optional Redemption Provision.  The caption to Section 3.07 is hereby amended to read “Terms of Redemption” and Section 3.07(a) of the Indenture is hereby deleted in its entirety and replaced with the following:

(a)           The Company shall not have the option to redeem the Notes pursuant to this Section 3.07 prior to January 1, 2008.  Thereafter, the Company may redeem all or a part of the Notes from time to time, upon not less than 30 days’ (or, if all of the Notes are then held by an Initial Purchaser and/or any of its affiliates, 15 days) nor more than 60 days’ notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest and Liquidated Damages, if any, thereon, to the applicable redemption date, if redeemed during the twelve-month period beginning on January 1 of the years indicated below (subject to the right of Holders on the relevant record date to receive interest due on the related interest payment date):

Year	Percentage
2008	103.00%
2009 and thereafter	102.00%

The Company acknowledges that the prepayment premium set forth in this Section 3.07(a) is due upon any optional redemption and upon any other prepayment with respect to which a redemption price is not otherwise specified regardless of whether such prepayment is made voluntarily or mandatorily, as a result of acceleration upon the occurrence of an Event of Default or otherwise; provided that any Change of Control Offer shall be governed by Section 4.14 hereof and not by the provisions of this Section 2.4.

Section 2.5.            Amendment to Restricted Payments Covenant.  Section 4.07 of the Indenture is hereby deleted in its entirety and replaced with the following:

(a)           The Company shall not, and shall not permit any Restricted Subsidiary to, directly or indirectly, take any of the following actions:

(i)            declare or pay any dividend on, or make any distribution to holders of, any shares of the Capital Stock of the Company or any Restricted Subsidiary, other than (i) dividends or distributions payable solely in Qualified Equity Interests or (ii) dividends or distributions by a Restricted Subsidiary payable to the Company or a Wholly Owned Restricted Subsidiary or to all holders of Capital Stock of such Restricted Subsidiary on a pro rata basis;

(ii)           purchase, redeem or otherwise acquire or retire for value, directly or indirectly, any shares of Capital Stock, or any options, warrants or other rights to acquire such shares of Capital Stock, of the Company, any direct or indirect parent of the Company or any Subsidiary of the Company (other than a Wholly Owned Restricted Subsidiary);

(iii)          make any principal payment on, or repurchase, redeem, defease or otherwise acquire or retire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness;

and

(iv)          make any Investment (other than a Permitted Investment) in any Person (such payments or other actions described in (but not excluded from) clauses (a) through (d) being referred to as “RESTRICTED PAYMENTS”).

(b)           Notwithstanding the foregoing, the Company and its Restricted Subsidiaries may take the following actions, so long as no Default or Event of Default has occurred and is continuing or would occur:

(i)            INTENTIONALLY OMITTED;

(ii)           the repurchase, redemption or other acquisition or retirement for value of any shares of Capital Stock of the Company, in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, Qualified Equity Interests of the Company or of the Parent, the proceeds of which are contributed to the Company as a capital contribution on a substantially concurrent basis;

(iii)          the purchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance and sale (other than to a Subsidiary) of, shares of Qualified Equity Interests of the Company or of the Parent, the proceeds of which are contributed to the Company as a capital contribution on a substantially concurrent basis;

(iv)          the purchase, redemption, defeasance or other acquisition or retirement for value of Subordinated Indebtedness in exchange for, or out of the net cash proceeds of a substantially concurrent issuance or sale (other than to a Subsidiary) of, Subordinated Indebtedness, so long as the Company or a Restricted Subsidiary would be permitted to refinance such original Subordinated Indebtedness with such new Subordinated Indebtedness pursuant to clause (iv) of the definition of Permitted Indebtedness;

(v)           the repurchase of any Subordinated Indebtedness at a purchase price not greater than 101% of the principal amount of such Subordinated Indebtedness in the event of a Change of Control in accordance with provisions similar to Section 4.14 hereof; provided that prior to or simultaneously with such repurchase, the Company has made the Change of Control Offer as provided in Section 4.14 hereof with respect to the Notes and has repurchased all Notes validly tendered for payment in connection with such Change of Control Offer;

(vi)          within 90 days after the completion of an Excess Proceeds Offer pursuant to Section 4.10 hereof (including the purchase of all Notes tendered), any purchase or redemption of Indebtedness of the Company that is subordinated in right of payment to the Notes and that is required to be repurchased or redeemed pursuant to the terms thereof as a result of the related Asset Sale, at a purchase price not greater than 100% of the outstanding principal amount thereof (plus accrued and unpaid interest);

(vii)         the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Company, options on any such shares or related stock appreciation rights or similar securities, or any dividend, distribution or advance to the Parent for the purchase, redemption, acquisition, cancellation or other retirement for value of shares of Capital Stock of the Parent, options on any such shares or related stock appreciation rights or similar securities, in each case held by officers, directors or employees or former officers, directors or employees (or their estates or beneficiaries under their estates) of the Company, the Parent or any Subsidiary of the Company, as applicable, or by any employee benefit plan of the Company, the Parent or any Subsidiary of the Company, as applicable, upon death, disability, retirement or termination of employment or pursuant to the terms of any employee benefit plan or any other agreement under which such shares of stock or related rights were issued; provided that the aggregate amount of cash applied by the Company for such purchase, redemption, acquisition, cancellation or other retirement of such shares of Capital Stock of the Company or the Parent after the Reference Date does not exceed $3 million in the aggregate (excluding for purposes of calculating such amount the aggregate amount received by any Person in connection with such purchase, redemption, acquisition, cancellation or other retirement of such shares that is concurrently used to repay loans made to such Person by the Company pursuant to clause (f) of the definition of “Permitted Investment”);

(viii)        the payment of dividends or other distributions or the making of loans or advances to the Parent in amounts required for the Parent to pay franchise taxes and other fees required to maintain its existence and provide for all other customary operating costs of the Parent to the extent attributable to the ownership and operation of the Company and its Restricted Subsidiaries, including, without limitation, in respect of director fees and expenses, administrative, legal and accounting services provided by third parties and other customary costs and expenses including all costs and expenses with respect to filings with the SEC;

(ix)           the payment of dividends or other distributions by the Company to the Parent in amounts required to pay the tax obligations of the Parent attributable to the Company and its Subsidiaries, determined as if the Company and its Subsidiaries had filed a separate consolidated, combined or unitary return for the relevant taxing jurisdiction; provided that (x) the amount of dividends paid pursuant to this clause (ix) to enable the Parent to pay Federal and state income taxes (and franchise taxes based on income) at any time shall not exceed the amount of such Federal and state income taxes (and franchise taxes based on income) actually owing by the Parent at such time to the respective tax authorities for the respective period and (y) any refunds received by the Parent attributable to the Company or any of its Restricted Subsidiaries shall promptly be remitted by the Parent to the Company through a contribution or purchase of common stock (other than Disqualified Stock) of the Company; and

(x)            INTENTIONALLY OMITTED;

(xi)           Restricted Payments deemed to have been made as a result of a Restricted Subsidiary being designated an Unrestricted Subsidiary in accordance with Section 4.16(a) in an amount not to exceed $10 million at any one time outstanding.

(c)           For the purpose of making any calculations under this Indenture (i) if a Restricted Subsidiary is designated an Unrestricted Subsidiary, the Company will be deemed to have made an Investment in an amount equal to the greater of the fair market value or net book value of the net assets of such Restricted Subsidiary at the time of such designation as determined by the Board of the Company, and (ii) any property transferred to or from an Unrestricted Subsidiary will be valued at fair market value at the time of such transfer, as determined by the Board of the Company.  The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Company or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment.  The fair market value of any non-cash Restricted Payment shall be determined by the Board of the Company whose resolution with respect thereto shall be delivered to the Trustee, such determination to be based upon an opinion or appraisal issued by an accounting, appraisal or investment banking firm of national standing if such fair market value exceeds $10 million.  Not later than the date of making any Restricted Payment, the Company shall deliver to the Trustee an Officers’ Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required under this Section 4.07 were computed, together with a copy of any fairness opinion or appraisal required by this Indenture.

If the aggregate amount of all Restricted Payments calculated under the foregoing provision includes an Investment in an Unrestricted Subsidiary or other Person that thereafter becomes a Restricted Subsidiary, the aggregate amount of all Restricted Payments calculated under the foregoing provision will be reduced by the lesser of (x) the net asset value of such Subsidiary at the time it becomes a Restricted Subsidiary and (y) the initial amount of such Investment.

If an Investment resulted in the making of a Restricted Payment, the aggregate amount of all Restricted Payments calculated under the foregoing provision will be reduced by the amount of any net reduction in such Investment (resulting from the payment of interest or dividends, loan repayment, transfer of assets or otherwise, other than the redesignation of an Unrestricted Subsidiary or other Person as a Restricted Subsidiary), to the extent such net reduction is not included in the Company’s Consolidated Net Income; provided that the total amount by which the aggregate amount of all Restricted Payments may be reduced may not exceed the lesser of (x) the cash proceeds received by the Company and its Restricted Subsidiaries in connection with such net reduction and (y) the initial amount of such Investment.

Section 2.6.            Amendment to Permitted Indebtedness Covenant.  Section 4.09 of the Indenture is hereby deleted in its entirety and replaced with the following:

(a)           The Company will not, and will not permit any Restricted Subsidiary to, create, issue, assume, guarantee or in any manner become directly or indirectly liable for the payment of, or otherwise incur (collectively, “INCUR”), any Indebtedness (including Acquired Indebtedness and the issuance of Disqualified Stock), except that the Company and any Subsidiary Guarantors may incur Indebtedness if, at the time of such event, the Fixed Charge Coverage Ratio for the immediately preceding four full fiscal quarters for which internal financial statements are available, taken as one accounting period, would have been equal to at least 2.0 to 1.0.

(b)           In making the foregoing calculation, pro forma effect will be given to:

(i)            the incurrence of such Indebtedness and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred and the application of such proceeds occurred at the beginning of such four-quarter period;

(ii)           the incurrence, repayment or retirement of any other Indebtedness by the Company or its Restricted Subsidiaries since the first day of such four-quarter period as if such Indebtedness was incurred, repaid or retired at the beginning of such four-quarter period; and

(iii)          the acquisition (whether by purchase, merger or otherwise) or disposition (whether by sale, merger or otherwise) of any company, entity or business acquired or disposed of by the Company or its Restricted Subsidiaries, as the case may be, since the first day of such four-quarter period, as if such acquisition or disposition occurred at the beginning of such four-quarter period.  In making a computation under the foregoing clause (i) or (ii), (A) the amount of Indebtedness under a revolving credit facility will be computed based on the average daily balance of such Indebtedness during such four-quarter period, (B) if such Indebtedness bears, at the option of the Company, a fixed or floating rate of interest, interest thereon will be computed by applying, at the option of the Company, either the fixed or floating rate, and (C) the amount of any Indebtedness that bears interest at a floating rate will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligations have a remaining term at the date of determination in excess of 12 months).

(c)           Notwithstanding the foregoing, the Company may, and may permit its Restricted Subsidiaries to, incur the following Indebtedness (“PERMITTED INDEBTEDNESS”):

(i)            Indebtedness of the Company or any Subsidiary Guarantor under the Credit Agreement (and the incurrence by any Subsidiary Guarantor of guarantees thereof) in an aggregate principal amount at any one time outstanding not to exceed $125 million, less (A) any amounts applied to the permanent reduction of such credit facilities pursuant to the provisions of Section 4.10 hereof and (B) up to $50 million of cash (or the fair market value of any other assets) to the extent applied to repurchase Existing Notes on the Issue Date or within two Business Days from the Issue Date;

(ii)           Indebtedness represented by the Notes (other than the Additional Notes) and the related Guarantees;

(iii)          Existing Indebtedness;

(iv)          the incurrence by the Company of Permitted Refinancing Indebtedness in exchange for, or the net cash proceeds of which are used to refund, refinance or replace, any Indebtedness that is permitted to be incurred under clause (ii) or (iii) above;

(v)           Indebtedness owed by the Company to any Restricted Subsidiary or owed by any Restricted Subsidiary to the Company or a Restricted Subsidiary (provided that such Indebtedness is held by the Company or such Restricted Subsidiary); provided that:

(A)          any Indebtedness of the Company or any Subsidiary Guarantor owing to any such Restricted Subsidiary is unsecured and subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration, or otherwise) to the payment and performance of the Company’s obligations under the Notes or the Subsidiary Guarantor’s obligations under its Guarantee, as the case may be; and

(B)           (x) any subsequent issuance or transfer of Equity Interests that results in any such Indebtedness being held by a Person other than the Company or a Restricted Subsidiary thereof and (y) any sale or other transfer of any such Indebtedness to a Person that is not either the Company or a Restricted Subsidiary thereof, shall be deemed, in each case, to constitute an incurrence of such Indebtedness by the Company or such Restricted Subsidiary, as the case may be, that was not permitted by this clause (v);

(vi)          Indebtedness of the Company or any Restricted Subsidiary under Hedging Obligations incurred in the ordinary course of business;

(vii)         Indebtedness of the Company or any Restricted Subsidiary consisting of guarantees, indemnities or obligations in respect of purchase price adjustments in connection with the acquisition or disposition of assets, including, without limitation, shares of Capital Stock;

(viii)        either (A) Capitalized Lease Obligations of the Company or any Restricted Subsidiary or (B) Indebtedness under purchase money mortgages or secured by purchase money security interests so long as (x) such Indebtedness is not secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets so acquired and (y) such Indebtedness is created within 90 days of the acquisition of the related property; provided that the aggregate amount of Indebtedness under clauses (A) and (B) does not exceed 15% of Consolidated Tangible Assets less the amount of any Indebtedness incurred under clause (xvi) below at any one time outstanding;

(ix)           Guarantees by any Restricted Subsidiary made in accordance with the provisions of Section 4.18 hereof;

(x)            Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within two business days of incurrence;

(xi)           Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

(xii)          the incurrence of Non-Recourse Indebtedness by Permitted Joint Ventures that are Restricted Subsidiaries;

(xiii)         Indebtedness incurred by a Receivables Subsidiary pursuant to a Receivables Program; provided that, after giving effect to any such incurrence of Indebtedness, the aggregate principal amount of all Indebtedness incurred under this clause (xiii) and then outstanding does not exceed $30 million;

(xiv)        unsecured subordinated Indebtedness not permitted by any other clause of this definition, in an aggregate principal amount not to exceed $30 million at any one time outstanding;

(xv)         Indebtedness represented by Attributable Debt related to a Sale and Leaseback transaction involving tractors existing on the Issue Date; provided that (i) the aggregate amount of such Indebtedness does not exceed $7 million and (ii) such Indebtedness is incurred within 12 months from the Issue Date; and

(xvi)        the incurrence of Indebtedness represented by Additional Notes and the related Guarantees in an aggregate principal amount of $15 million.

(d)           The Company will not incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of the Company unless it is subordinate in right of payment to the Notes to the same extent.  The Company will not permit any Subsidiary Guarantor to incur any Indebtedness that is subordinate in right of payment to any other Indebtedness of such Subsidiary Guarantor unless it is subordinate in right of payment to such Subsidiary Guarantor’s Guarantee to the same extent.  For purposes of the foregoing, no Indebtedness will be deemed to be subordinated in right of payment to any other Indebtedness of the Company or any Subsidiary Guarantor, as applicable, solely by reason of any Liens or Guarantees arising or created in respect thereof or by virtue of the fact that the holders of any secured Indebtedness have entered into intercreditor agreements giving one or more of such holders priority over the other holders in the collateral held by them.

(e)           For purposes of determining compliance with this Section 4.09, in the event that any proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (i) through (xvi) above, or is entitled to be incurred pursuant to Section 4.09(a) hereof, the Company will be permitted to classify such item of Indebtedness on the date of its incurrence, or later reclassify all or a portion of such item of Indebtedness, in any manner that complies with this Section 4.09.  Indebtedness under the Credit Agreement incurred on the Issue Date shall be deemed to have been incurred on the Issue Date in reliance on the exception provided by clause (i) of the definition of Permitted Indebtedness.

Section 2.7.            Amendment to Asset Sale Covenant.  Section 4.10 of the Indenture is hereby deleted in its entirety and replaced with the following:

(a)           The Company will not, and will not permit any Restricted Subsidiary to, engage in any Asset Sale unless:

(i)            the consideration received by the Company or such Restricted Subsidiary for such Asset Sale is not less than the fair market value of the assets sold evidenced by a resolution of the board of directors of such entity set forth in an Officers’ Certificate delivered to the Trustee; provided that if the fair market value of the assets sold exceeds $5 million, such determination will at the option of the Company be based upon an opinion or appraisal issued by an accounting or investment banking or appraisal firm of national standing, a copy of which opinion or appraisal shall accompany the Officers’ Certificate;

(ii)           the consideration received by the Company or the relevant Restricted Subsidiary in respect of such Asset Sale consists of at least 75% cash or Cash Equivalents (for purposes of this clause (ii), cash and Cash Equivalents includes (1) if such Asset Sale does not involve Collateral, any liabilities (as reflected in the Company’s consolidated balance sheet) of the Company or any Restricted Subsidiary (other than contingent liabilities and liabilities that are by their terms subordinated to the Notes or any Guarantee) that are assumed by any transferee of any such assets or other property in such Asset Sale, and where the Company or the relevant Restricted Subsidiary is released from any further liability in connection therewith with respect to such liabilities, (2) any securities, notes or other similar obligations received by the Company or any such Restricted Subsidiary from such transferee that are converted within 180 days of the consummation of the related Asset Sale by the Company or such Restricted Subsidiary into cash and Cash Equivalents (to the extent of the net cash proceeds or the Cash Equivalents (net of related costs) received upon such conversion), (3) any Designated Noncash Consideration received by the Company or any such Restricted Subsidiary in the Asset Sale having an aggregate fair market value, as determined by the Board of the Company, taken together with all other Designated Noncash Consideration received pursuant to this clause that has not been converted into cash or Cash Equivalents, not to exceed $10 million; and

(iii)          if such Asset Sale involves the transfer of Collateral,

(1)           all consideration received in such Asset Sale shall consist of assets that are not Excluded Assets; and

(2)           all consideration (including cash and cash equivalents) received in such Asset Sale shall be expressly made subject to a first-priority perfected Lien (subject to Permitted Liens) in favor of the Collateral Agent;.

(b)           If the Company or any Restricted Subsidiary engages in an Asset Sale, the Company may, at its option, within 12 months after such Asset Sale (i) apply all or a portion of the Net Cash Proceeds to repay or purchase Applicable Indebtedness (and, in the case of revolving loans and other similar obligations, permanently reduce the commitment thereunder), or (ii) invest (or enter into a legally binding agreement to invest) all or a portion of such Net Cash Proceeds in properties and assets to replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in businesses of the

Company or its Restricted Subsidiaries, as the case may be, existing on the Issue Date or in businesses the same, similar or reasonably related thereto; provided, that, to the extent that such Net Cash Proceeds represent proceeds of Collateral, (A) none of such properties and assets obtained shall consist of Excluded Assets and (B) such properties and assets obtained shall be expressly made subject to a perfected first-priority Lien (subject to Permitted Liens) with respect to the Notes.  If any such legally binding agreement to invest such Net Cash Proceeds is terminated, the Company may, within 90 days of such termination or within 12 months of such Asset Sale, whichever is later, invest such Net Cash Proceeds as provided in clause (i) or (ii) (without regard to the parenthetical contained in such clause (ii)) above.  Pending the final application of any such Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or otherwise invest such Net Cash Proceeds in a manner that is not prohibited by this Indenture.  The amount of such Net Cash Proceeds not so used as set forth above in this paragraph shall constitute “EXCESS PROCEEDS”.

(c)           When the aggregate amount of Excess Proceeds exceeds $10 million, the Company will, within 30 days thereafter, make an offer to purchase (an “EXCESS PROCEEDS OFFER”) from all Holders of Notes on a pro rata basis, in accordance with the procedures set forth in this Indenture, the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased with the Excess Proceeds, at a purchase price in cash equal to that percentage of the principal amount thereof that would be required to be paid pursuant to Section 3.07(a) if such Excess Proceeds Offer were an optional redemption, plus accrued interest and Liquidated Damages, if any, to the date such offer to purchase is consummated.  To the extent that the aggregate principal amount of Notes tendered pursuant to such offer to purchase is less than the Excess Proceeds, the Company may use such deficiency for general corporate purposes.  If the aggregate principal amount of Notes validly tendered and not withdrawn by holders thereof exceeds the Excess Proceeds, the Notes to be purchased will be selected on a pro rata basis.  Upon completion of such offer to purchase, the amount of Excess Proceeds will be reset to zero.

Section 2.8             Additional Event of Default.  Section 6.01 of the Indenture is hereby amended by (a) removing the word “or” from clause (ix) thereof; (b) removing the “.” at then of clause (x) thereof and replacing it with “; or”; and (c) adding as clause (xi) thereof the following:

(xi)           failure by the Company to issue Additional Notes in an aggregate principal amount of $15 million as contemplated by the commitment letter dated May 29, 2007 among the Company, the Parent, J.P. Morgan Securities Inc. and Black Diamond Capital Management, L.L.C. (the “Commitment Parties”) relating to the issuance and purchase of Additional Notes (as amended, supplemented or otherwise modified, the “Commitment Letter”), by the earlier of (x) the 30th day following the effective date of any plan of reorganization or (y) the 16th day following approval of such issuance by any court having jurisdiction over any proceeding described in clause (viii) or (ix) of this Section 6.01 to which the Company is subject becoming a final order (unless, in either case, the failure of the Company to issue any such Additional Notes is caused solely by the failure of any Commitment Party to be ready, willing and able to consummate its purchase thereof as contemplated by the Commitment Letter) and continuance of such failure for a period of 30 days after written notice has been given to the Company by any Commitment Party that was not able to purchase Additional Notes notwithstanding that it was ready, willing and able to do so as contemplated under the Commitment Letter.

Section 2.9             Amendment to Acceleration Provision.  Section 6.02(a) of the Indenture is hereby deleted in its entirety and replaced with the following:

(a)           If an Event of Default (other than as specified in Section 6.01(viii) or (ix) hereof) occurs and is continuing, the Trustee or the Holders of not less than 25% in aggregate principal amount of the Note then outstanding may, and the Trustee at the request of such Holders will, declare an amount equal to all principal, accrued and unpaid interest and premium on all outstanding Notes, including all premium and other amounts that may be due by reason of Section 3.07(a), immediately due and payable and, upon any such declaration, such principal, interest and premium shall become due and payable immediately.  The Trustee shall promptly notify the Company of any such acceleration of the Notes pursuant to Section 6.02(a).

If an Event of Default specified in Section 6.01(viii) or (ix) hereof occurs and is continuing, then an amount equal to all principal, accrued and unpaid interest and premium on all outstanding Notes, including all premium and other amounts that may be due by reason of Section 3.07(a), immediately due and payable and, upon any such declaration, such principal, interest and premium shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

Section 2.10           Amendment to Definition of Excluded Assets.  The definition of “Excluded Assets” in Section 1.01 of the Indenture is hereby amended by adding the following parenthetical immediately after the words “real property” in clause (1) thereof:

(other than the fee interest owned by InSight Health Corp. in the real property located at (x) 1199 Eighth Avenue, Fort Worth, Texas 76104 and (y) 1301 McCallie Avenue, Chattanooga, Tennessee 37404, in each case upon the granting of a mortgage and security interest by InSight Health Corp. in such real property in favor of the Collateral Agent).

Section 2.11           Additional Covenant Relating to Perfection of Mortgages.  The Company hereby agrees to cause InSight Health Corp. to execute and deliver to the Collateral Agent mortgages or deeds of trust, as the case may be, in form and substance reasonably satisfactory to the Trustee, as soon as reasonably practicable, but in no event later than November 29, 2007 with respect to InSight Health Corp.’s rights to and interests in the real property located at 1199 Eighth Avenue, Fort Worth, Texas 76104, and the real property located at 1301 McCallie Avenue, Chattanooga, Tennessee 37404, unless, in each case, such real property is sold, transferred or disposed of by InSight Health Corp. prior to such date.  The Company shall, contemporaneously with the delivery of each aforesaid mortgage or deed of trust, deliver to the Trustee the initial perfection opinion required by Section 314(b) of the Trust Indenture Act with respect to such mortgage or deed of trust and shall, at least annually thereafter, provide to the Trustee all of the perfection opinions required by Section 314(b) for all of the Collateral including the foregoing real property.  In determining that the form of any such mortgage or deed of trust is reasonably satisfactory, the Trustee shall be entitled to rely upon an Officer’s Certificate indicating that the terms of same are commercially reasonable and, subject to recordation in the appropriate governmental office and to payment of all required filing fees, taxes and other governmental charges required in connection with such recordation, will be sufficient to convey a perfected lien on the real property subject thereto.  For clarity, any sale, transfer or other disposition of either such real property prior to the execution and delivery of the aforesaid mortgages or deeds of trust shall be subject to all applicable provisions of Section 4.10.

ARTICLE III

DEFINITIONS

All terms used herein and not otherwise defined herein shall have the respective meanings assigned to them in the Indenture.

ARTICLE IV

MISCELLANEOUS

Section 4.1             Effect of Amendment.  Except as amended hereby, all of the terms of the Indenture shall remain and continue in full force and effect and are hereby confirmed in all respects.

Section 4.2             Governing Law.  THE INTERNAL LAWS OF THE STATE OF NEW YORK SHALL GOVERN AND BE USED TO CONSTRUE THIS SUPPLEMENTAL INDENTURE WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY.

Section 4.3             Counterpart Originals.  The parties may sign any number of copies of this Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.

Section 4.4             Rights of Trustee.  In entering into this Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee, whether or not elsewhere herein so provided.

Section 4.5             Headings, Etc.  The headings of the Articles and Sections of this Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written.

COMPANY AND GUARANTORS:

INSIGHT HEALTH SERVICES CORP.

By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

INSIGHT HEALTH SERVICES HOLDINGS CORP.

By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

WILKES-BARRE IMAGING, L.L.C.

By:	InSight Health Corp., as the sole member and sole manager

	By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

MRI ASSOCIATES, L.P.

By:	InSight Health Corp., as the general partner

	By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

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VALENCIA MRI, LLC
ORANGE COUNTY REGIONAL PET CENTER-IRVINE, LLC
SAN FERNANDO VALLEY REGIONAL PET CENTER, LLC

By:	InSight Health Corp., as the sole member

	By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

PARKWAY IMAGING CENTER, LLC

	By:	/s/ Mitch C. Hill
Mitch C. Hill, Manager

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INSIGHT HEALTH CORP.
OPEN MRI, INC.
MAXUM HEALTH CORP.
RADIOSURGERY CENTERS, INC.
DIAGNOSTIC SOLUTIONS CORP.
MAXUM HEALTH SERVICES OF NORTH TEXAS, INC.
MAXUM HEALTH SERVICES OF DALLAS, INC.
NDDC, INC.
SIGNAL MEDICAL SERVICES, INC.
INSIGHT IMAGING SERVICES CORP.
COMPREHENSIVE MEDICAL IMAGING, INC.
COMPREHENSIVE MEDICAL IMAGING CENTERS, INC.
COMPREHENSIVE MEDICAL IMAGING- BILTMORE, INC.
COMPREHENSIVE OPEN MRI-EAST MESA, INC.
TME ARIZONA, INC.
COMPREHENSIVE MEDICAL IMAGING- FREMONT, INC.
COMPREHENSIVE MEDICAL IMAGING- SAN FRANCISCO, INC.
COMPREHENSIVE OPEN MRI- GARLAND, INC.
IMI OF ARLINGTON, INC.
COMPREHENSIVE MEDICAL IMAGING- FAIRFAX, INC.
IMI OF KANSAS CITY, INC.
COMPREHENSIVE MEDICAL IMAGING- BAKERSFIELD, INC.
MAXUM HEALTH SERVICES CORP.

By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

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COMPREHENSIVE OPEN MRI- CARMICHAEL/FOLSOM, LLC
SYNCOR DIAGNOSTICS SACRAMENTO, LLC
SYNCOR DIAGNOSTICS BAKERSFIELD, LLC

By:	Comprehensive Medical Imaging, Inc. and Comprehensive Medical Imaging Centers, Inc., as the partners

	By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

PHOENIX REGIONAL PET CENTER-
THUNDERBIRD, LLC

By:	Comprehensive Medical Imaging Centers, Inc., as the sole member

	By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

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MESA MRI
MOUNTAIN VIEW MRI
LOS GATOS IMAGING CENTER
WOODBRIDGE MRI
JEFFERSON MRI-BALA
JEFFERSON MRI

By:	Comprehensive Medical Imaging, Inc. and Comprehensive Medical Imaging Centers, Inc., as the members

	By:	/s/ Mitch C. Hill
Mitch C. Hill, Executive Vice President and Chief Financial Officer

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TRUSTEE:

U.S. BANK NATIONAL ASSOCIATION, AS TRUSTEE

By:	/s/ James E. Murphy
Name:	James E. Murphy
Title:	Vice President